XXStream Entertainment, Inc.

1185 AVENUE OF THE AMERICAS, 3RD FLOOR. NEW YORK NY 10036

September 15, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Paul Cline

Wilson Lee

Ron Alper

Pam Howell

Re: XXStream Entertainment, Inc.

Registration Statement on Form 10-12G

Filed August 13, 2020

File No. 000-56195

Dear All:

We are filing an Amendment No. 1 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of XXStream, Inc. (the “Company”), dated September 3, 2020 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 10

Description of Business, page 1.

1. Please revise to disclose the process by which Custodian Ventures LLC became aware of XXStream Entertainment, Inc. and was appointed custodian of the company.

We have amended the Registration Statement to include the information above.

Risk Factors

Risks Related to Our Common Stock

Possible Issuance of Additional Securities, page 13

2. We note that your articles of incorporation authorize the issuance of 75 million shares of common stock but that as of July, 2020 you had 8,272,627,462 shares issued and outstanding. We also note the financial statements reflect this as an accrued liability. Please discuss in greater detail the liability associated with the excess issuance and any state corporate law issues. Also, we note your discuss the potential issuance of additional shares in a business combination. Please clarify whether the company plans on increasing the authorized shares before the issuance of additional shares in a business combination.

We have amended the Registration Statement to include the information above.

Directors, Executive Officers, Promoters and Control Persons, page 16

3. We note Mr. Lazar's involvement with PhoneBrazil Internetional Inc. Please revise the table on page 17 to include this company.

We have updated the table to include Mr. Lazar’s involvement with PhoneBrasil International.

Security Ownership of Certain Beneficial Owners and Management, page 16

4. Please disclose the name of the beneficial owner included in the table and identify the natural person who has voting and investment control over that entity. Please also disclose the amount and percent held by officers and directors as a group. See Item 403 of Regulation S-K.

The disclosure has been updated.

Financial Statements, page 20

5. Given the stated par value of the common stock and the number of shares issued and outstanding, please tell us how you calculated the weighted average number of shares outstanding on your consolidated statements of operations and the value of the common stock on your balance sheet Your response should also cite the basis within GAAP that supports your methodology.

The unauthorized excess share count should be included in weighted average shares outstanding. The weighted average shares have been changed on the financial statements from 2,250,000 to 8,272,627,422 shares outstanding, respectively,

Note 2 - Summary Of Significant Accounting Policies

Stockholders' Equity and Accrued Liability Excess Stock Issuance, page 27

6. We note that you have recorded a liability for excess stock issuance at par value of $0.001 per share. Please clarify to us the basis in GAAP for your accounting treatment of the excess stock issuance. As a part of your response, please highlight the facts and circumstances that support your decision to record such liability at par value.

We have amended the Registration Statement to include the above methodology.

Financial Statements and Exhibits, page 28

7. We note your disclosure on page 8 and elsewhere that you have received a promissory note from Custodian Ventures, LLC. Please file this note as an exhibit in accordance with Item 601(b)(10) of Regulation S-K and revise your disclosure to clarify the services provided.

We have added the promissory note to the Exhibit List and updated the disclosure on the services provided.

Very truly yours,

/s/ David Lazar
David Lazar

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